Exhibit 99.2
NEWS RELEASE
Enbridge announces new organizational structure
CALGARY, Alberta, October 4, 2010 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today a number of changes in its senior management team.
“Enbridge has a strong leadership team clearly focused on delivering superior value to our shareholders through the solid operation and strategic growth of our core business of Liquids Pipelines, Gas Distribution, Gas Pipelines and Green Energy,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “I’m pleased today to confirm the transition of responsibilities from retiring Enbridge executive Steve Letwin, and to announce a new organizational structure that capitalizes on the strengths of the team, and reflects the continued growth and evolution of the Company.”
The following organizational changes are effective immediately:
•	Janet A. Holder, President, Gas Distribution will report to Patrick Daniel. Ms. Holder is responsible for the overall leadership and operations of Enbridge Gas Distribution, Canada’s largest natural gas utility, as well as Enbridge Gas New Brunswick, Gazifère and St. Lawrence Gas.
•	Al Monaco is appointed President, Gas Pipelines, Green Energy & International, and will now be responsible for the operations and growth of Enbridge’s gas pipelines, including the Gas Gathering & Processing operations in the United States, Enbridge’s Gulf Coast Offshore assets and the Company’s investments in Alliance, Vector and Aux Sable. Mr. Monaco will also have responsibility for Enbridge’s International business development and investment activities and will continue to have responsibility for Green Energy.
•	Stephen J. Wuori is appointed President, Liquids Pipelines and will continue to be responsible for Enbridge’s Liquids Pipelines business unit.
•	David T. Robottom, Executive Vice President & Chief Legal Officer, will now be responsible for Law enterprise-wide, as well as Information Technology and Public Affairs.
•	J. Richard Bird remains Executive Vice President, Chief Financial Officer & Corporate Development.
Biographical information is available at www.enbridge.com
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com